MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza, No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

Tel: +86 (21) 62990223

June 30, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Heather Clark

Hugh West

Eranga Dias

Evan Ewing

Re:	MaxsMaking Inc.
Registration Statement on Form F-1
Initially filed on November 14, 2024, as amended
File No. 333-283211

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MaxsMaking Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on July 1, 2025, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Xiaozhong Lin
Name:	Xiaozhong Lin
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Davidoff Hutcher & Citron, LLP